FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2002

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F   X    Form 40-F
                                       -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes        No   X
                                       -----     -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein as Exhibit 1 is a copy of a Statement issued by A/S STEAMSHIP COMPANY TORM (the "Company") on May 31st, 2002.

Exhibit 1                                               [LOGO]
---------



FOR IMMEDIATE RELEASE



                      TORM ANNOUNCES FIRST QUARTER RESULTS


                - Revenues and Income in Lin with Expectations -
                     - Tanker Pools Outperform Spot Market -
                            - ADRs Listed on Nasdaq -




Copenhagen, Denmark and New York, May 31, 2002 - A/S Dampskibsselskabet TORM (Nasdaq: TRMD and Copenhagen Stock Exchange: TORM), the world's largest product tanker operator, today announced operating results for the three months ended March 31, 2002 (Unless otherwise stated below figures are as per Danish GAAP).

EBITDA for the quarter was USD $6 million on $61 million in revenues, which is slightly higher than originally estimated. Net profit for the quarter was $0.7 million, or $0.04 per share. Net profit based on US GAAP was $0.6 million.

The Company expects to enter into the tonnage tax program resulting in a change in income taxation for shipping companies. Consequently an amount of approximately $42 million due to write-back of deferred tax is expected to positively affect the P&L Statement in the second quarter of 2002. This change only applies to Danish GAAP. There will be no cash flow effect from this change.

Estimated net profit for 2002 increased to $48 million (previously estimated to $5 million pre-tax) due to slightly improved operational results and write-back of deferred tax (tonnage tax).

"In the face of very difficult market conditions, we are satisfied with our first quarter results and pleased with the progress we have made on our long-term growth strategy," said Klaus Kjaerulff, TORM's chief executive officer. "Profits from product tanker operations were down, due to the weakening tanker market conditions; however, results were in line with expectations and outperformed the spot market. Results from liner operations were positive and will add to our earnings. While conditions remain somewhat soft, we are cautiously optimistic about our overall results for the remainder of 2002.

"This has been an exciting quarter for TORM, marked by our recent dual-listing on the Nasdaq stock market and our ground-breaking joint ship procurement agreement. Our U.S. listing introduces us to a new population of investors, which is an essential step in our global expansion strategy. The letter of intent we signed with our pool partners to order seven new panamax tankers -- with options for up to five additional vessels -- represents one of the industry's first joint procurements of tankers by companies participating in a tanker pool and underlines our commitment to maintaining a modern, state-of-the-art fleet. Our own commitment involves one firm order with an option for a second vessel. Contracting these newbuildings is consistent with our vision to be the leader and most profitable player in the product tanker industry."

On April 16, 2002, TORM's shares began trading on the Nasdaq Stock Market in the form of American Depositary Receipts under the ticker symbol "TRMD." TORM has been listed on the Copenhagen Stock Exchange since 1905.

Tanker Operations
-----------------

Results from product tanker operations were in line with expectations and better than the spot market, although the unstable situation in the Middle East along with higher oil prices and reduced demand gave rise to unsatisfactory rate levels during the quarter. Revenues from tankers for the quarter were $25 million.

The LR2 tankers (100,000 dwt) were affected by a slow-down in demand for naphtha in Japan and Korea, as well as a reduction in refinery capacity due to seasonal refinery maintenance. The LR1 vessels (80,000 dwt) were negatively impacted by reduced demand for jet fuel, whereas excess tonnage capacity, especially in the Far East, contributed to weaker rates in the MR market (45,000 dwt).

Based on low inventories, especially in the United States, and the upcoming seasonal increase in consumption of jet fuel and gasoline, the company is cautiously optimistic for improved activity in the second half of 2002.

Details of earnings from product tankers for the first quarter, by category, were as follows:

Product tankers  - operating results
for owned and chartered vessels
-------------------------------
                                                     First quarter
                                                              2002
LR2/Aframax
-------------------------------------------------------------------
Available earning days                                         270
Average number of vessels                                      3.0
Time Charter Equivalent per earning day                     19,875
Operating Expenses per earning day   *                      -4,732
Operating Cash Flow per earning days  **                     4,668
-------------------------------------------------------------------

LR1/Panamax
-------------------------------------------------------------------
Available earning days                                         357
Average number of vessels                                      4.0
Time Charter Equivalent per earning day                     17,569
Operating Expenses per earning day   *                      -6,377
Operating Cash Flow per earning days  **                     6,316
-------------------------------------------------------------------

MR/Handymax
-------------------------------------------------------------------
Available earning days                                         523
Average number of vessels                                      5.8
Time Charter Equivalent per earning day                     15,305
Operating Expenses per earning day   *                      -5,046
Operating Cash Flow per earning days  **                    10,166
-------------------------------------------------------------------

*   Operating expenses for own vessels
** Time Charter Equivalent earnings minus operating expenses and charter hire


TORM is the leading manager of pools in the product tanker market. Through pooling arrangements, TORM manages the world's largest fleet of product tankers on behalf of high-quality vessel owners.

In May, TORM and several of its pool partners signed a contract to purchase seven newbuilding panamax product tankers with options for up to five additional vessels. The vessels, to be built by Hyundai Heavy Industries in Korea, will be approximately 75,000-dwt panamax tankers and will be equipped with industry-leading technology and coated for transport of clean refined petroleum products. Delivery of the series is scheduled to begin in the middle of 2004. This contract represents the first joint purchase of tankers by companies participating in tanker pools managed by TORM.


Dry Bulk Operations
-------------------

Revenue generated by dry bulk vessels were $15 million. Due to worldwide deliveries of newbuildings considerably exceeding scrappings, the dry bulk vessels generally experienced downward pressure on freight rates, especially in the Far East during the second half of the quarter. The Company has hedged in excess of 75% of its freights for the remainder of 2002 in anticipation of a soft bulk market. However the activity is expected to be loss making for the year. Furthermore the Company has chartered in additional dry bulk tonnage in anticipation of a longer-term improvement in this sector.

Liner Operations
----------------

Revenues in TORM's liner operations were $19 million. The liner operations achieved encouraging results with the eastbound sailings fully booked at satisfactory rate levels, and westbound bookings sufficient to warrant the chartering in of extra tonnage. Further improvements in earnings are expected throughout the second half of 2002.

Other Financial Items
---------------------

The average interest rate paid on loans and currency swaps for the first quarter of 2002 was 3.99% including margin. For 2002 and 2003, approximately 85% and 38% of the company's interest rate exposure has been hedged. A change in interest rates of 1% on the remaining variable debt would result in a change in interest expense of $0.4 million for 2002.

Additionally, as of March 31, 2002, the company had holdings in Danish bonds with a market value of $67 million, using an exchange rate of 8.50. The annualized return for the period was 1.58%. If interest rates were to change by 1% at year-end, then the fair value of these investments would change by approximately $3 million.

Business Outlook
----------------

In view of recent changes to Danish accounting principles, gains from the sale of vessels during 2000 are expected to add approximately $2 million to net income for the year.

The Company expects to participate in the recently announced tonnage tax scheme resulting in a change in income taxation for shipping companies. As a result, an amount of approximately $42 million due to write-back of deferred tax will positively affect the P&L Statement in the second quarter of 2002. This change only applies to Danish GAAP. There will be no cash flow effect from this change.

Estimated EBITDA for 2002 is expected to be in the region of $35 million, whereas profits before tax are expected to be $6 million. Including the write-back change in deferred taxation and changes to Danish accounting policies, total profits are therefore expected to be approximately $48 million under Danish GAAP.

This estimate is based on actual vessel fixtures for the first and second quarters while other quarters are estimates as shown in below table.

Estimated earnings for 2002 (USD/day)

--------------------------------------------------------------------------------
             Product tankers                     Bulk vessels
                        MR          LR1       LR2        Panamax      Handysize

1. Quarter          15,305       17,569    19,875          6,259          5,292
2. Quarter          13,800       14,900    20,700          6,900          5,500
3. Quarter          14,750       16,000    20,000          6,750          6,250
4. Quarter          14,750       16,000    20,000          6,750          6,250
--------------------------------------------------------------------------------


About TORM
----------

Founded in 1889, TORM is one of the world's most respected names in international shipping. The company is composed of product-tankers, bulk carriers and a liner division, with the product tanker activity accounting for the majority of the business.

TORM is one of the world's premier carriers of clean oil products such as gasoline, jet fuel, naphtha and diesel oil and a leading carrier of other clean products. TORM's bulk carrier operations focus mainly on the Panamax bulk carrier sector, carrying various bulk commodities, principally grain, coal and iron ore. The company is also engaged in the Handysize bulk carrier segment. TORM liner services carry primarily containers, break bulk, specialized cargoes and oil drilling equipment between the United States and West Africa.

Headquartered in Copenhagen, Denmark, TORM is responsible for the commercial operation of approximately 90 vessels, including some of the most modern and well-equipped ships afloat. For more information, please visit www.torm.dk. where you also will find the announcement for the first quarter.

Cautionary Statement Regarding Forward-Looking Statements
---------------------------------------------------------

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. This press release and any other written or oral statements made by TORM or on TORM's behalf may include forward-looking statements, which reflect TORM's current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in TORM's records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond TORM's control, TORM cannot assure investors that TORM will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in TORM's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by TORM with the Securities and Exchange Commission.

Contacts
--------

Klaus Kjaerulff
Chief Executive Officer
A/S Dampskibsselskabet TORM
+045 39 17 92 00
kk@torm.dk

Klaus Nyborg
Chief Financial Officer
A/S Dampskibsselskabet TORM
+045 39 17 92 00
kln@torm.dk

Chuck Burgess
The Abernathy MacGregor Group
212/371-5999
clb@abmac.com






                               [TABLES TO FOLLOW]

Group financial highlights

--------------------------------------------------------------------------------
                                                                     Q1 2002
                                                                   DKKm    USDm
--------------------------------------------------------------------------------
PROFIT AND LOSS STATEMENTS
Net turnover                                                      519.8    61.3
Net earnings from shipping activities                              74.9     8.8
Profit from sale of vessels and interests                           4.8     0.6
Other operating income                                             12.3     1.4
Profit before depreciation
   and write-downs (EBITDA)                                        62.8     7.4
Profit before tax                                                   8.5     1.0
Net profit                                                          6.1     0.7
--------------------------------------------------------------------------------
BALANCE SHEETS
Fixed assets                                                      2,299     270
Total assets                                                      3,679     433
Shareholders' equity                                              1,103     130
Total liabilities                                                 2,201     259
Net interest bearing debt                                           834      98
Invested capital                                                  1,898     223
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
KEY FIGURES
Return on equity  *)                                          %     0.5
ROIC  *)                                                      %     0.3
EBITDA/net turnover  *)                                       %      12
Earnings per share (EPS)  *)                                       0.35    0.04
Market price per share end of period                               58.6     6.9
Equity ratio                                                  %      30
Investments in tangible fixed assets                      mill.     163      19
Number of shares                                          mill.    17.5
USD/DKK exchange rate end of period                                8.50
--------------------------------------------------------------------------------
*) Quarterly basis

Reconciliation to United States Generally Accepted
Accounting Principles as of March 31, 2002

--------------------------------------------------------------------------------
                                                                     Q1 2002
                                                                   DKKm    USDm
--------------------------------------------------------------------------------
PROFIT AND LOSS STATEMENTS
Profit as reported under
   Danish GAAP (restated)                                           6.1     0.7
Sales leaseback transactions                                        1.1     0.1
Provision for repair and
   capitalization of docking costs                                 -3.8    -0.4
Stock Option/Stock Grant                                           -1.1    -0.1
Unrealized losses on marketable securities                          0.8     0.1
Foreign currency translation                                        1.6     0.2
Derivative Financial Instruments                                    0.3     0.0
Tax effect of US GAAP Adjustments                                   0.3     0.0
                                                                    ---     ---
Net profit                                                          5.3     0.6
--------------------------------------------------------------------------------

Diluted earnings per share                                         0.30    0.04
--------------------------------------------------------------------------------

DANISH GAAP ACCOUNTING POLICIES

As a consequence of the enforcement of the new Danish Company Accounting Act as per January 1, 2002 and the listing on Nasdaq changes have been made to certain of the accounting policies. The accounting policies listed below have been revised, while the remaining accounting policies have been consistently applied.

Capital leases
The bareboat arrangements for the vessels that the Company has entered into, which meet the definition of capital leases are accounted for by initially recognizing assets and related lease obligations at an amount equal to the present value of the underlying minimum lease payments measured at the beginning of the lease term. The capitalized leased assets are amortized according to the Company's depreciation policy for owned vessels. Prior the Company chose to treat these agreements as operating leases.

The change in policy resulted in an increase in net income of DKK 1 million for the three-month period ended March 31, 2002 and resulted in a transitional adjustment to reduce shareholders' equity by DKK 15 million.

Sale and lease back agreements
Gains related to sale and lease back agreements are deferred and amortized in proportion to the gross rental on the time charter over the life of the related agreements. Prior all such gains were recognized at the date of the transaction.

The change in policy resulted in an increase in net income of DKK 3 million for the three-month period ended March 31, 2002 and a transitional adjustment to reduce shareholders' equity by DKK 84 million.

Swaps of vessels
The Company records the gain on the swap of ownership in vessels in the profit and loss account at the date of the swap, except when the vessels are similar productive assets. During prior periods, any gain on the swap of vessels were recorded in the profit and loss statement at the date of the swap transaction, except when the vessels were sister vessels of equivalent age.

The change in accounting policy resulted in a transitional adjustment to reduce shareholders' equity of DKK 7 million. There was no impact on net income as a result of this change in accounting policy.

Dividends
Dividends are recorded as an obligation, when they are declared on the annual general meeting. Prior dividends were recorded as an obligation in the fiscal year to which they relate.

The change in policy resulted in a transitional adjustment to increase shareholders' equity of DKK 73 million and had no impact on net income.

Own shares
Own shares are accounted for as a component of shareholders' equity at cost paid for such shares. In previous years, own shares were reflected as an asset and adjusted at market value through the profit and loss account.

The change in policy resulted in a decrease in net income of DKK 7 million for the three-month period ended March 31, 2002 and a transitional adjustment to reduce shareholders' equity of DKK 44 million.

Foreign currency contracts and derivatives
Foreign currency contracts and derivatives are recorded at fair value in the balance sheet. For fair value hedges the change in fair value is set-off against the exchange rate adjustment of the hedged item. For cash flow hedges the change in fair value on the contract is recorded as part of the shareholders' equity and then transferred to the profit and loss statement when the hedged item is realized. The change in fair value on contracts that do not qualify for hedge accounting is recorded in the profit and loss statement at the end of each period. In prior periods, these contracts were accounted for as off-balance sheet items.

The change in policy did not affect the income for the period while there was a transitional adjustment to reduce shareholders' equity represents of DKK 27 million.

Mortgage debt and bank loans
Mortgage debt and bank loans relating to the financing of vessels are required to be recorded at the exchange rate prevailing at the balance sheet date. As these are considered an effective hedge of the vessels, the adjustment is recorded as part of the shareholders' equity and then transferred to the profit and loss statement when the vessel is sold. Prior the mortgage debt and bank loans relating to the financing of vessels in integrated entities were recorded at the historical exchange rate.

The change in policy did not affect the income for the period. The change resulted in a transitional adjustment to reduce shareholders' equity of DKK 187 million.

The following provides a summary of the impact on the results for the three-month period ended March 31, 2002:



--------------------------------------------------------------------------------
                                            Historical  Adjustments    Restated
                                                  DKKm         DKKm        DKKm

--------------------------------------------------------------------------------
PROFIT AND LOSS STATEMENT
Net turn over                                      520                      520
Net earnings from shipping activities               59           16          75
Profit from sale of vessels and interests                         5           5
Other operating income                              12                       12
Profit before depreciation                         -42           21          63
Profit before tax                                   12           -4           8
Net Profit                                           9           -3           6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
BALANCE SHEET
Fixed assets                                     2,081          218       2,299
Total assets                                     3,434          245       3,679
Shareholders' equity                             1,401         -298       1,103
Provisions                                         439          -64         375
Liabilities                                      1,594          607       2,201
Total liabilities and shareholders' equity       3,434          245       3,679
--------------------------------------------------------------------------------

                                                            # # #

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated:  June 5, 2002                               By: /s/ Klaus Nyborg
                                                      --------------------------
                                                    Klaus Nyborg
                                                    Chief Financial Officer




03810.0001 #328051